Exhibit 99.76

MANAGEMENT’S DISCUSSION AND ANALYSIS

This following Management’s Discussion and Analysis provides a review of the financial condition and results of operations for CannTrust Holdings Inc. (the “Company” or “CannTrust”) for the three months ended March 31, 2018 (the “MD&A”). This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and notes thereto for the three months ended March 31, 2018, and the audited consolidated financial statements and notes thereto (“Financial Statements”) and annual MD&A for the fiscal year ended December 31, 2017. The financial information presented in this MD&A is derived from the Financial Statements. This MD&A contains forward-looking information that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our plans and objectives. There can be no assurance that such information will prove to be accurate and readers are cautioned not to place undue reliance on such forward-looking information. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking information.

In this document and in the Company’s unaudited condensed interim financial statements unless otherwise noted, all financial data is prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts, unless specifically identified as otherwise, both in the unaudited condensed interim financial statements and in the MD&A, are expressed in Canadian dollars. Unless otherwise stated all dollar amounts in the tables in this MD&A are in thousands of Canadian dollars (other than per share amounts and operating statistics).

This MD&A refers to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of financial information reported under IFRS. The Company uses Adjusted EBITDA, a non-IFRS financial measure, as a supplemental measure of operating performance which highlight trends in core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. The Company’s management also uses this non-IFRS financial measure to facilitate operating performance comparisons from period to period, prepare annual operating budgets and to assess the Company’s ability to meet capital expenditure and working capital requirements. See “Selected Information” and “Non-IFRS Financial Measure Reconciliation in this MD&A”.

The discussion and analysis in this MD&A is based on information available to management as of May 14, 2018.

1

Overview

The Company is a publicly traded corporation incorporated in Canada with its head office located at 3280 Langstaff Road, Vaughan, Ontario L4K4Z8. The Company is the parent company of CannTrust Inc. (“CannTrust Opco”) and Elmcliffe Investments Inc. (“Elmcliffe”). The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd and 25% of the outstanding shares of

Stenocare A/S (“Stenocare”).

CannTrust Opco is a Licenced Producer and distributor of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”). CannTrust Opco received its license from Health Canada on June 12, 2014 and began production of medical cannabis at its state-of-the-art hydroponic indoor facility in Vaughan, Ontario (the “Vaughan Facility”). The Company’s primary focus is to produce and deliver the highest quality, standardized, pharmaceutical grade cannabis products and in so doing strengthen its market share in legal cannabis markets in Canada and to establish positions for its products in legal cannabis markets abroad.

Public health concerns and awareness around the dangers of opioids are expected to drive development of alternative approaches to pain management. This has created a significant market opportunity for cannabis-based products and could drive substantial upstream demand for Licensed Producers. The development of pharmaceuticals based on cannabis could significantly expand the market by ensuring consistent, quantifiable dosing, which should help physicians gain comfort in prescribing it.

As part of its growth strategy, the Company has also entered into an exclusive joint venture with Apotex Inc., Canada’s largest and the seventh largest generic pharmaceutical manufacturer in the world, to develop novel dosage formats and products for sale, when permitted, into more than 85 countries where Apotex currently already has market share.

The Company is working to diversify its business by developing new and innovative products and dosage forms for controlled and responsible use of medical cannabis. In 2015, the Company together with Club Coffee L.P founded Cannabis Coffee & Tea Pod Company Ltd. (“CCTPC”) to launch BrewBudz™ globally. BrewBudz™ is a patented unit dose pod formulation allowing the administration of cannabis using single-serve brewing pods for use in Keurig, Nespresso, and Tassimo type brewers.

In July 2017, further to the Company’s Canadian Patent Application, the Canadian Intellectual Property Office issued a Notice of Allowance to CannTrust Opco and Club Coffee L.P. with respect to single-serve containers for use in brewing a cannabis-based beverage. CCTPC has also submitted patent applications in the European Union, Australia and China which are similar to the Canadian CCTPC Patents.

In March 2017, through Elmcliffe, the Company acquired the real estate assets and related equipment of a Greenhouse in the Town of Fenwick, Ontario within the Niagara Region (the “Greenhouse Facility”). In October 2017, CannTrust Opco received its Health Canada Cultivation Licence under the ACMPR for its completed 250,000 square foot Phase 1 redevelopment of the Greenhouse Facility and began production there. The redevelopment of the Greenhouse Facility was the cannabis industry’s first continuous harvest automated greenhouse designed specifically for this quantum scale of cannabis production. As the redevelopment project progressed, a number of changes and enhancements were made and as a result the Company spent an additional $5 million on the planned Phase 1 conversion. The enhancements to Phase 1 together with those being implemented in the 180,000 square foot Phase 2 expansion have increased the expected annual production at the Greenhouse Facility from an initial 40,000 kg to at least 50,000 kg, an increase of 25%. The Company received its Health Canada Sales License for Phase 1 in February 2018.

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The planned Phase 2 expansion at the Greenhouse Facility is currently underway and is anticipated to be completed and in cultivation towards the middle of 2018. In addition, the 36 acres of unused land at this facility provides the Company with the ability for significant future expansion.

On November 6, 2017, CannTrust Opco received Health Canada approval to export medical marijuana internationally to countries where medical marijuana is legalized and the Company began shipping to Australia. Australia is the first of many markets that the Company is expecting to supply. In March 2018, CannTrust expanded internationally through a joint venture in Denmark with Stenocare. Initially Stenocare will sell CannTrust’s market leading standardized cannabis products in Denmark while working towards developing a domestic growing facility. CannTrust received a 25% equity stake in Stenocare. Other countries that the Company anticipates shipping to shortly are Germany, Mexico and Brazil. With the completion of all phases of the Niagara expansion, the Company will have the ability to supply a substantial share of the increased demand arising from these new markets.

In February 2017, the Company, on a private placement basis, issued 12,584,100 special warrants at a price of $2.00 per Special Warrant pursuant to prospectus exemptions under applicable securities legislation. The Company subsequently filed its Prospectus with applicable securities commissions in Canada in order to qualify the distribution of 12,584,100 common shares of the Company issuable for no additional consideration upon exercise or deemed exercise of the 12,584,100 special warrants. The Prospectus received a final receipt on August 11, 2017 and on August 17, 2017 all of the Special Warrants were exercised and 12,584,100 common shares of the Company were issued for no additional consideration.

On August 21, 2017, the Company’s common shares (the “Common Shares”) were listed and began trading on the Canadian Securities Exchange (the “CSE”) under the trading symbol “TRST”. Upon listing of the Company’s Common Shares on the CSE the $3,040,919 principal amount of the Company’s convertible debentures together with accrued and unpaid interest were automatically converted into 2,885,354 Common Shares of the Company.

On November 1, 2017, the Company announced that it had reached an agreement with a syndicate of underwriters pursuant to which the Underwriters agreed to purchase on a bought deal basis, 3,500,000 common shares of the Company, at a price of $5.00 per Common Share for aggregate gross proceeds to the Company of $17,500,000. The Company granted the Underwriters an Over-Allotment Option to purchase up to 500,000 additional Common Shares of the Company on the same terms as the Offering. The Underwriters exercised the Over-Allotment Option in full. The bought deal private placement financing closed on November 30, 2017 with the Company issuing 4,000,000 common shares for gross proceeds of $20,000,000. The net proceeds of the Offering are being used to fund the Phase 2 build out of the Company’s licensed Greenhouse Facility and for general corporate and working capital purposes.

In February 2018, the Company secured $15,000,000 of mortgage financing on the Greenhouse Facility. On closing $10,000,000 was advanced to the Company with the remaining $5,000,000 to be advanced following the completion of Phase 2.

On March 5, 2018, the Company’s common shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TRST”. In conjunction with the listing on the TSX, the common shares of the Company were voluntarily delisted from the CSE. As part of its application to list on the TSX, CannTrust agreed to assign its interest in the United States intellectual property and corresponding licensing arrangements held by the joint venture company CCTPC. The assignment was made to an affiliated company of CannTrust’s joint venture partner Club Coffee for $1. The parties agreed that the US interests shall be assigned back to CCTPC for $1 in certain circumstances, including (i) marijuana being legalized federally in the United States, and/or (ii) the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the marijuana business, and/or (iii) the Common shares of the Company are involuntarily delisted from the TSX, and/or (iv) control of the Company is acquired by another entity, provided that the shares of the Company will be delisted from the TSX upon the change of control.

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In March 2018, the Company executed a long term agreement with Envest Corp., to provide low cost heat and power from co-generation at the Company’s Greenhouse Facility. The implementation of a 10 megawatt cogeneration solution will ensure that the Company remains one of the lowest cost producers in the industry.

In April 2018, the Company entered into a letter of intent with Grey Wolf Animal Health Inc. (“Grey Wolf”) to develop groundbreaking cannabis products to support the well-being of pets. Under the terms of the partnership, Grey Wolf and CannTrust will be equal partners in a newly created subsidiary of Grey Wolf. In addition, CannTrust will upon exercise of share purchase warrants, become a substantial shareholder in Grey Wolf.

2018 First Quarter Highlights

•	Record revenues of $7.8M with approximately 40,000 active patients

•	Operations for the quarter resulted in positive Net Income

•	Sold 415,132 g of dried medical cannabis at an average net price of $7.27 per gram

•	Sold 2,313,920 ml of oils at an average gross selling price of $90 per 40 ml bottle

•	Cannabis extracts were 60% of cannabis sales

•	Closed a $15 million mortgage financing on the Greenhouse Facility

•	Executed a long-term agreement with Envest Corp. to provide cogen derived heat and power at the Greenhouse Facility

•	Executed a Joint Venture with Stenocare and received a 25% equity stake therein

•	Began trading on the Toronto Stock Exchange after voluntarily delisting from the CSE

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Results of Operations for the three months ended March 31, 2018 and 2017

The results presented and referred to below include the results of the Company and its wholly owned subsidiaries CannTrust Opco and Elmcliffe.

Selected Information

(CDN $000’s, except per share amounts and unless otherwise noted)

	Three months ended
	March 31
	2018	2017
	$	$
Financial Data
Revenue	7,840	3,033
Gross profit before unrealized gain on changes in the Fair Value of Biological Assets	4,853	2,063
Net Income (Loss)	11,442	(778)
Earnings (Loss) per share (basic)	0.12	(0.01)
Earnings (Loss) per share (diluted)	0.12	(0.01)
Cashflows used in operations	(2,873)	(1,767)
Adjusted EBITDA (loss) (1)	(1,356)	165

Operating Statistics:
Dried marijuana sold (g)	415,132	221,795
Average Revenue per gram (net)	$7.27	$8.33
Sales of oils (ml)	2,313,920	538,920
Average selling price per ml (net)	$1.94	$2.02
Total dried marijuana equivalent sold from oil (g)(2)	567,137	110,613
Average Revenue per gram of marijuana equivalent from oil sales (net)	$7.89	$9.85

Notes:

(1) See description of non-IFRS measure in the “Non-IFRS Financial Measure and Reconciliation” section of this MD&A. The term Adjusted EBITDA does not have any standardized meaning under IFRS and therefore it may not be comparable to similar measures presented by other companies.

(2) Dried equivalent of medical marijuana is calculated on the basis of 4.08 ml of oils equivalent to 1 g of dried medical marijuana for the three months ended March 31, 2018 compared to 4.87 ml of oils equivalent to 1 g of dried medical marijuana for the three months ended March 31, 2017. The decrease in ml of oil equivalent to 1 gram of medical marijuana is a result of more trim being used in the extraction process.

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Review of the Financial Results of Operations for the three months ended March 31, 2018 and 2017

Revenue

Revenue for the quarter ended March 31, 2018 was $7,839,847 compared to $3,033,245 for the comparable 2017 period. The increase in revenue in the quarter ended March 31, 2018 was attributable to increased sales volumes primarily due to the growth in the Company’s patient base from approximately 14,000 at March 31, 2017 to over 40,000 at March 31, 2018.

The total quantity of medical cannabis sold to patients during the three months ended March 31, 2018 increased 196% to 982 kg from the comparable prior year period. During the three months ended March 31, 2018 the Company sold 2,313,920 ml of cannabis oils compared to 538,920 ml in the comparable 2017 period, an increase of 329%.

Cost of Sales

Cost of goods sold during the three months ended March 31, 2018 were $2,740,848 compared to $750,489 in the comparable prior year period. Cost of goods sold includes production and processing costs of cannabis and inventory purchased from third parties. Costs of goods sold during the three months ended March 31, 2018 increased compared to the comparable 2017 periods due to increases in sales quantities as well as increases in the staff compliment and facility costs related to increases in production and the one-time start-up costs associated with the Phase 1 Greenhouse Facility. In addition, during our most recent quarter a number of regular grow rooms at our Vaughan Facility were used to harvest Mother Plants for Phase 1 of the Greenhouse Facility. As a result, cost of goods sold during the three months ended March 31, 2018 were impacted by a $1,033,580 increase in product costs associated with one-off third party product purchases. These third party product purchases were used by the Company as a temporary replacement and a bridge to meet the increase in demand for the Company’s product in anticipation of the Greenhouse Facility production coming on-line. Multiple harvests have now been completed at the Greenhouse Facility and these temporary third party purchases have now been replaced with home grown product.

Plants that are in pre-harvest are considered biological assets and are recorded at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in gross profit, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is later expensed as ‘Fair Value changes in biological assets included in inventory sold’. Together the gain from changes in the fair value of biological assets, the Fair Value changes in biological assets included in inventory sold and cost of goods sold are included in gross profit. The unrealized gain from changes in the fair value of biological assets will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period and the strains being grown.

The fair value changes in biological assets included in inventory sold, net of the unrealized gain on changes in fair value of biological assets, in the three months ended March 31, 2018 was a gain of $17,632,194 compared to a gain of $1,727,159 for the comparable 2017 period. Harvested production quantities during the quarter were approximately 17% greater than the quantities harvested in the same period of the prior year.

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Gross Profit

The gross profit for the three months ended March 31, 2018 was $22,485,165 compared to a gross profit of $3,789,898 in the comparable prior year period. Gross profit includes the unrealized gains on changes in the fair value of biological assets. The increase in gross profit was principally due to the increase in sales and the relative size of the unrealized gain from changes in the fair value of biological assets. The Company continually refines its production processes in order to increase production yields and gross margins.

Expenses

Expenses include general and administrative, management fees, marketing and promotion, professional fees, rent and facilities, salaries and benefits and selling and shipping costs.

Expenses for the three months ended March 31, 2018 were $6,412,264 compared to $2,091,431 in the prior year comparable period. The increase in expenses in the 2018 period was due mainly to increases in general and administrative expenses, selling and shipping costs and salaries and benefits, as the Company increased its staff complement to meet the increase in demand for the Company’s products. In addition, professional fees increased as a result of the additional legal and accounting work required relating to the Company’s

2018 transition to the TSX.

Amortization Expense

Amortization expense for the three months ended March 31, 2018 was $1,129,433 compared to $400,930 in the prior year comparable period. As at March 31, 2018 $231,208 of amortization was capitalized to ending inventory. The increase in amortization expenses in 2018 was due to an increase in amortization on equipment purchases and building enhancements to the Greenhouse Facility during the prior twelve months.

Share-based compensation

For the three month period ended March 31, 2018 share-based compensation expense was $3,630,576 compared to $196,505 for the corresponding 2017 period. The increase in the 2018 share-based compensation was attributable to the increase in stock options granted and outstanding of 3,765,500 as at March 31, 2018 compared to the 1,565,000 stock options which were outstanding as at March 31, 2017.

Finance Activities and Transaction Costs

For the three months ended March 31, 2018 interest expense was $71,822. This compares to interest expense of $95,295 in the comparable prior year period. Other income consisted of interest income of $29,475 earned during the current quarter.

Accretion expense for the three month period ended March 31, 2018, being the difference in the actual cost of the Company’s mortgage compared to the imputed interest rate, was $31,369. Accretion expense for the three month period ended March 31, 2017, being the difference in the actual cost on the Company’s convertible debt compared to the imputed interest rate, was $89,448. In August 2017 all of the outstanding convertible debt was converted into common shares of the Company.

Transaction costs of $204,282 for the three month period ended March 31, 2017 represent the costs associated with the purchase of the Greenhouse Facility.

The $1,683,975 loss on revaluation of the derivative liability for the three months ended March 31, 2017 was as a result of the change in value attributable to the conversion feature on the Company’s convertible debt. The $3,040,919 principal amount of the Company’s convertible debentures together with accrued and unpaid interest was automatically converted into 2,885,354 Common Shares of the Company upon the August 2017 listing of the Company’s Common Shares on the CSE.

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Income Tax

The Company’s statutory tax rate is 26.5%. As at March 31, 2018 the Company has not recognized any deferred tax and a related deferred tax asset in respect of the tax losses incurred to-date as the Company has not yet demonstrated that it will be able to generate future taxable income. These losses will be available to offset future taxes.

Net Income (Net Loss)

Net income for the three months ended March 31, 2018 was $11,442,110 compared to a net loss of ($777,904) in the comparable 2017 period. Earnings (loss) per share as calculated is based on the weighted number of shares of the Company outstanding during the relevant periods.

Capital Projects

In March 2017, the Company, through its wholly-owned subsidiary Elmcliffe, completed the acquisition of a 430,000 square foot commercial Greenhouse Facility in the Niagara region for cash consideration of $6,500,000. In addition, an unsecured promissory note in the amount of $1,000,000, payable over five years in five consecutive payments of $200,000, was issued to the Vendor. The Greenhouse Facility provides the Company with increased production capacity to meet growing market demand. The 250,000 square foot first phase of the conversion to ACMPR standards which commenced in April 2017 was completed in the fall of 2017. The redevelopment of the Greenhouse Facility was the cannabis industry’s first continuous harvest automated greenhouse designed specifically for this quantum scale of cannabis production. As the redevelopment project progressed, a number of changes and enhancements were made and as a result the Company spent an additional $5 million on the planned Phase 1 conversion. The enhancements to Phase 1 together with those being implemented in the 180,000 square foot Phase 2 expansion have increased the expected annual production at the Greenhouse Facility from an initial 40,000 kg to at least 50,000 kg, an increase of 25%.

The Company received its Health Canada License under the ACMPR on October 6, 2017 for the Phase 1 redevelopment. The Company has completed multiple harvests at the Greenhouse Facility subsequent to December 31, 2017 and on February 12, 2018 obtained its Health Canada sales license under the ACMPR. Phase 1 provides the Company with the capacity to produce up to 25,000 kilograms of additional medical cannabis per year. The Phase 2 expansion at the Greenhouse Facility, at an estimated cost of $16.5 million, is currently underway and is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 should conservatively provide the Company with an additional 50,000 kilograms of annual growing capacity as the Company positions itself to capitalize on the increased demand expected to arise as a result of the anticipated 2018 legalization of adult consumer recreational use of cannabis and the export of medical cannabis to countries where it has been legalized. In addition, the 36 acres of unused land at this facility provides the Company with the ability for significant future expansion.

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Liquidity and Capital Resources as at March 31, 2018 and December 31, 2017 and for the periods ended March 31, 2018 and 2017

Operating cash flow and equity and debt financings are the Company’s primary source of liquidity. At March 31, 2018 cash and cash equivalents were $20,853,277 compared to $18,162,581 as at December 31, 2017.

Set out below is a schedule of the Company’s Working Capital as at March 31, 2018 and December 31, 2017.

	March 31,	December 31,
	2018	2017
	$000s	$000s
Current Assets	66,568	44,228
Current Liabilities	9,066	6,780
Working Capital	57,502	37,448
Ratio of current assets to current liabilities	7.3	6.5

Working capital is primarily represented by cash, short-term investments, accounts receivable, inventory, biological assets, harmonized sales tax recoverable and prepaids, offset by accounts payable and the current portion of the promissory note issued on the Greenhouse Facility acquisition. The Company’s working capital increased by $20,054,588 to $57,502,483 as at March 31, 2018 compared to $37,447,895 at December 31, 2017. The increase in working capital in the three months ended March 31, 2018 was primarily due to the net increase in cash from the mortgage financing and the exercise of warrants and stock options, together with an increase in inventory, biological assets and accounts receivable, offset by an increase in accounts payable. Approximately $6 million of cash was utilized during the period mostly for enhancements to the Greenhouse Facility conversion to ACMPR standards.

Operating Activities

The principal use of operating cash flow is to fund the Company’s operating expenditures at its production facilities, its general and administrative costs and its debt service payments. During the three months ended March 31, 2018 the Company’s cash flows used in operating activities were $2,872,700 compared to cash flows used in operating activities of $1,767,030 in the comparable 2017 period. This variance is attributable to the $1,298,042 of cash used in operations during the 2018 period compared to cash used in operations of $12,957 in the comparable 2017 period, as well as changes in non-cash working capital items.

Investing Activities

Cash used in investing activities during the three months ended March 31, 2018 was $6,000,050 compared to $7,937,589 in the comparable 2017 period. The 2018 investing activities includes $6,051,925 of cash utilized primarily for the building improvements and equipment associated with the Greenhouse Facility. The 2017 investing activities includes $6,500,000 on the acquisition of the Greenhouse, $510,649 on the purchase of equipment and $900,000 invested in short-term investments.

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Financing Activities

Cash of $11,663,446 was generated from financing activities during the three months ended March 31, 2018 compared to $25,427,624 in the comparable 2017 period. The 2018 financing activities includes net proceeds of $9,529,635 from the mortgage financing and $2,404,716 from the exercise of Warrants and stock options. In the 2017 period, the Company raised net proceeds of $24,769,124 from the Special Warrant and Common Share financing and $1,300,000 from the exercise of Warrants.

Liquidity

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

The Company’s capital structure is comprised of a combination of debt and shareholders’ equity. Set out below is a schedule of the capital structure of the Company as at March 31, 2018 and December 31, 2017.

	March 31,	December 31,
	2018	2017
	$000s	$000s
Promissory note	800	1,000
Mortgage	9,527	-
Shareholders’ equity	88,346	70,868
Debt to equity	11.70%	1.40%

The Company anticipates that together with the costs associated with the additional sales that are expected in 2018 as a result of the pending legalization of the adult consumer recreational use of cannabis, the Company will require approximately $64 million to meet its expected ongoing costs for the next twelve months. These costs include regular operating expenses, rent, insurance, fees for management and administrative services, audit fees, shareholder costs and interest. In addition, the Company anticipates that with the legalization of the adult consumer recreational use of cannabis, the Company will incur capital expenditures of approximately $27 million in the next twelve months. These expenses include capital enhancements at the Vaughan Facility required to serve the adult consumer recreational use of cannabis as well as the expenses required to complete the conversion of Phase 2 of the Greenhouse Facility to ACMPR standards.

The Company expects to fund these expenditures from the revenue generated during the period from the sale of its medical cannabis products and the sale of cannabis to the legalized recreational market, together with the $20.8 million of cash on hand and the remaining proceeds from its recently completed $15 million mortgage financing on the Greenhouse Facility.

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Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as hedging instruments to manage financial risks.

The Company’s financial instruments consist of cash, accounts receivable, restricted cash, short-term investments, accounts payable and accrued liabilities, promissory note and mortgage. The Company does not believe that it is exposed to significant currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term nature. Note 17 to the Financial Statements discloses risks related to interest rates, liquidity and credit.

Contractual Obligations

The Company’s commitments as at March 31, 2018 consisted of the following ($000s):

	Total	2018	2019	2020	2021	2022	Beyond
Lease obligations	66,482	2,539	3,649	3,650	3,661	3,661	49,322

On March 7, 2018, the Company executed a long-term agreement with Envest Corp. to provide cogeneration derived heat and power at its 430,000 square foot Greenhouse Facility. As part of the agreement, CannTrust is committed to $61,975,680 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. The Company is currently utilizing a smaller temporary Cogen equipment system to provide heat and power while the larger long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under IFRS 16 and the Cogen equipment will be recorded within property and equipment, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred.

Statements of Financial Position as at March 31, 2018 and December 31, 2017

Select Consolidated Statements of Financial Position Data

	March 31,	December 31,
	2018	2017
	$000s	$000s
Cash and cash equivalents	20,853	18,163
Inventory	15,384	10,959
Biological Assets	24,312	9,844
Total assets	107,500	78,448
Current liabilities	9,066	6,780
Non-current liabilities	10,089	800

Assets

The Company’s asset base primarily consists of cash and cash equivalents, accounts receivable, inventories, biological assets, harmonized sales tax recoverable, prepaids and property and equipment. The $29,051,688 increase in the asset base resulted largely from increases of $18,893,177 in inventory and biological assets and $6,691,284 in property and equipment.

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Liabilities

Total current and non-current liabilities were $19,154,283 at March 31, 2018, an increase of $11,574,286 from December 31, 2017. This increase was largely attributable to an increase in accounts payable and the mortgage financing obtained on the Greenhouse Facility.

Shareholders’ Equity

The Company’s shareholders’ equity increased by $17,477,402 to $88,345,820 at March 31, 2018 from $70,868,418 at December 31, 2017. This increase is mainly attributable to the net income generated in the period, the exercise of warrants and stock options and the change to share based compensation.

Related Party Transactions for the three months ended March 31, 2018

During the three months ended March 31, 2018 the Company entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Related party transactions for the three months ended March 31, 2018 are summarized as follows:

Compensation to key management and directors of the Company totalling $397,523 (March 31 2017 - $203,501) was paid to the Company’s Chief Executive Officer, CannTrust Opco’s President, the Vice-President of Innovation and Research, the Vice-President of Production and Quality, the Vice-President of Marketing, the Vice-President of Business Development, the Vice-President of Professional Services, the Vice-President of Operations, the Company’s Chief Financial Officer and Directors of the Company. There were 285,000 stock options valued at $2,269,189 issued to key management and directors during the period. There were 175,000 (March 31, 2017 – Nil) stock options valued at $314,125 (March 31, 2017 – Nil) exercised by related parties during the period. There were 75,000 (March 31, 2017 – Nil) stock options valued at $289,575 (March 31, 2017 – Nil) forfeited by related parties during the period.

The Company incurred $80,000 of management fees to Forum Financial Corporation, of which $26,667 was unpaid and included in accounts payable at March 31, 2018.

The Company incurred legal fees of $159,477 (March 31, 2017 - $313,793) relating to corporate services provided by a firm at which a director of the Company is a partner.

Share Data

The following table sets forth the Outstanding Share Data for the Company as at May 14, 2018:

	Authorized	Issued

Common Shares	Unlimited	92,663,202

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Risks and Uncertainties

The Company is subject to a number of broad risks and uncertainties including general economic conditions. In addition to these broad risks and uncertainties, the Company has specific risks that it faces, the most significant of which are included in the Company’s recently filed Annual Information Form dated March 29, 2018 which can be found on SEDAR at www.sedar.com - See “Risk Factors”. The risks and uncertainties discussed herein highlight the more important factors that could significantly affect the Company’s operations and profitability. They do not represent and exhaustive list of all the potential issues that could affect the financial results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business, operations and profitability.

There were no significant changes to these risk and uncertainties as of the date of this MD&A.

Accounting Estimates

Certain of the Company’s accounting policies set out in Note 3 to the Company’s unaudited condensed interim consolidated financial statements and Annual Consolidated Financial Statements require that management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company’s significant accounting estimates are contained in Note 4 of the Company’s unaudited condensed interim financial statements and Annual Consolidated Financial Statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Valuation of Biological Assets and Inventories

Biological assets, consisting of plants, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the plants up to the point of harvest, sales price, risk, and expected remaining future yields for the plants. As the valuation of biological assets becomes the basis for the cost of finished goods inventories after harvest, this is also a significant estimate for the valuation of inventories.

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;
•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and
•	estimate of percentage of costs incurred for each stage of plant growth.

Estimated Useful lives of Property and Amortization of Plant and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and finite-life intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

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Share-based Compensation and Warrants

In calculating the share-based compensation expense and the value of warrants, key estimates such as the value of the Common Shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the Common Shares and the risk-free interest rate are used as inputs to the Black Scholes model.

Taxes

Deferred tax assets will be recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies. The Company has not yet recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not yet demonstrated that it will generate sufficient taxable income against which to utilize this tax asset.

Accounting Standards Adopted in the Period

IFRS 2 ’Share-based Payments’

IFRS 2 ’Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transaction. The amendments are effective for the annual period beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 9 ‘Financial Instruments: Classification and Measurement’

IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of  IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. Under IFRS 15, revenue from the sale of medical cannabis would be recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s current revenue recognition policy under IAS 18. IFRS 15 is effective for the Company on January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements. Note that as a result of IFRS 15, the disaggregated revenue has been disclosed in Note 19 of the Company’s condensed interim consolidated financial statements.

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Future Accounting Pronouncements

The below standard is a change that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt this standards, if applicable, when it become effective.

IFRS 16 ‘Leases’

IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company is currently assessing and still evaluating what impact the application of this standard will have on the condensed interim consolidated financial statements of the Company.

Non-IFRS Financial Measure and Reconciliation

Adjusted Earnings (Loss) before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

The term Adjusted EBITDA does not have any standardized meaning under IFRS. Therefore, it may not be comparable to similar measures presented by other companies.

Management uses Adjusted EBITDA to evaluate the performance of the Company’s business as it reflects its ongoing profitability. The Company believes that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the biopharmaceutical industry. Adjusted EBITDA has no directly comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company measures Adjusted EBITDA as net income (loss) less unrealized gain on changes in fair value of biological assets plus fair value changes in biological assets included in inventory sold, income taxes, interest expense, accretion expense, distributions on preference shares, transaction costs, other income, (gain) loss on revaluation of derivative liability, share based compensation and depreciation and amortization. The Company believes that this definition is suited to measure the Company’s ability to service debt and to meet other payment obligations.

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The following table provides a reconciliation of earnings as determined under IFRS to Adjusted EBITDA.

	Three Months Ended
Calculation of Adjusted EBITDA	March 31
	2018	2017
	$000s	$000s
Net income (loss)	11,442	(778)
Fair value changes in biological assets included in inventory sold	5,532	2,291
Unrealized gain on changes in fair value of biological assets	(23,164)	(4,018)
Interest expense	72	95
Accretion expense	31	89
Transaction costs	-	204
Other income	(30)	-
Loss on revaluation of derivative liability	-	1,684
Share based compensation	3,631	197
Depreciation and amortization	1,130	401
Adjusted EBITDA (Loss)	(1,356)	165

Adjusted EBITDA (Loss) during the 2018 period was impacted by increased product costs of $1,033,580 associated with temporary one-off third party product purchases, as well as $1,844,650 of one-time start-up costs associated with the Phase 1 Greenhouse Facility. Multiple harvests have now been completed at the Greenhouse Facility and these temporary third party purchases have now been replaced with home grown product.

Disclosure Controls and Internal Controls over Financial Reporting

Internal Control over Financial Reporting

In accordance with National Instrument 52-109 of the Canadian Securities Administrators, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control over Financial Reporting (“ICFR”). The Company’s CEO and CFO are required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Additional Information

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com). For further information shareholders may also contact the Company by email via investor@canntrust.ca.

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